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SEC FILE NUMBER
8-38383

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cornerstone Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

119 N. Broadway Street Suite 102
(No. and Street)

Greenfield (City) Indiana (State) 46140 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Bucksot (Name) 317 462-3310 (Area Code – Telephone Number) bucksotstv@aol.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct. (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

2/14/18 (Date of Registration with PCAOB)(if applicable) 6479 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, STEVEN L BUCKSOT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CORNERSTONE FINANCIAL SERVICES, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JASON PARKER
Notary Public - Seal
Hancock County - State of Indiana
Commission Number NP0731032
My Commission Expires Jan 18, 2029

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cornerstone Financial Services, Inc.

Report on Audit of Financial Statements

December 31, 2021

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cornerstone Financial Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Cornerstone Financial Services, Inc., as of December 31, 2021, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Cornerstone Financial Services, Inc. as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cornerstone Financial Services, Inc.'s management. My responsibility is to express an opinion on Cornerstone Financial Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Cornerstone Financial Services, Inc, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information for Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Cornerstone Financial Services, Inc,'s financial statements. The supplemental information is the responsibility of Cornerstone Financial Services, Inc,'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information for Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 2, 2022

CORNERSTONE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	14,480
Commissions receivable		21,223
TOTAL ASSETS		35,703

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable		5,719
TOTAL LIABILITIES		5,719
STOCKHOLDERS' EQUITY		
Common stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 shares)		1,000
Additional paid in capital		73,360
Retained earnings		(44,376)
TOTAL STOCKHOLDERS' EQUITY		29,984
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	35,703

The accompanying notes are integral part of the financial statements.

CORNERSTONE FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE		
Revenue from sale of investment company shares	$	333,691
Other income		2
TOTAL REVENUE		333,693
EXPENSES		
Commissions		320,025
Internet fees		1,200
Professional fees		6,650
Insurance		1,423
Licenses and fees		5,550
Continuing Education		195
TOTAL EXPENSES		335,043
NET INCOME (LOSS)	$	(1,350)
Earning (Loss) per share of common stock	$	(1.35)

The accompanying notes are integral part of the financial statements.

CORNERSTONE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT THE BEGINNING OF YEAR	$ 1,000	$ 73,360	$ (43,026)	$ 31,334
Additional Paid In Capital	-	-	-	-
Stock issue	-	-	-	-
Purchase of shares	-	-	-	-
Net income (loss)	-	-	(1,350)	(1,350)
BALANCE AT THE END OF YEAR	**$ 1,000**	**$ 73,360**	**$ (44,376)**	**$ 29,984**

CORNERSTONE FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(1,350)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		2,866
Increase (decrease) in operating liabilities:		
Commissions payable		(446)
Net Cash Provided by (Used in) Operating Activities		1,070
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,070
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		13,410
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	14,480

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for:		
Income Taxes	$	-
Interest	$	-

The accompanying notes are integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Cornerstone Financial Services, Inc., (the Firm), is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC and various states within the United States. The Firm operates under the exemptive provision of the SEC Rule 15c3-3(k)(1).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2021.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits as of December 31, 2021.

e. Commissions Receivable—Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible commissions receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Method of Accounting—The Firm's financial statements are presented on the accrual basis method of accounting.

g. Revenue Recognition—The Firm recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize the revenue when the performance obligation is met

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Commissions receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The commissions payable to brokers are commissions due to the brokers. At December 31, 2021 there were $21,223 of accrued commissions receivable. At December 31, 2021, there were $5,719 of accrued commissions payable.

NOTE 3: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2021.

The Firm's federal and state income tax returns for 2017 through 2020 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due dates.

NOTE 4: COMMON STOCK AND BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

The Firm has one class of common stock with no par value that has equal rights, preferences, qualifications, limitations and restrictions. At December 31, 2021, the Firm's had common stock of 1,000 shares authorized, with 1,000 shares issued and outstanding.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2021, the Firm's net capital was $14,587 which was $9,587 in excess of its minimum net capital requirement.

NOTE 6: STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2021, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Firm has evaluated commitments and contingencies at December 31, 2021. Management has concluded that there were no commitments or contingencies that would require recognition or disclosure in the financial statements.

NOTE 8: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

CORNERSTONE FINANCIAL SERVICES, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2021

Total ownership equity from Statement of Financial Condition	$	29,984
less nonallowable assets from Statement of Financial Condition		15,397
Net capital before haircuts on securities positions		14,587
Haircuts on securities		-
Net capital before haircuts on securities positions	$	14,587
Aggregate indebtedness		5,719
Net capital required based on aggregate indebtedness (6-2/3%)		381
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,000
Excess net Capital		9,587
Total aggregate indebtedness		
(A) - 10% of total aggregate indebteness		38
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)		8,587
Percentage of Aggregate Indebtedness to Net Capital		39.21%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2021, there were no material differences between audited net capital above and the net capital as reported on Part IIA of the Firm's most recently filed FOCUS report.

CORNERSTONE FINANCIAL SERVICES, INC.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER SEC RULE 15c3-3

AS OF DECEMBER 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Cornerstone Financial Services, Inc. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1).

CORNERSTONE FINANCIAL SERVICES, INC.
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2021

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Cornerstone Financial Services, Inc. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1).

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Cornerstone Financial Services, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Cornerstone Financial Services, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(1), and (2) Cornerstone Financial Services, LLC stated that Cornerstone Financial Services, Inc. has met the exemption provisions above mentioned throughout the year ending December 31, 2021 and to the best of their knowledge and belief the above statements are true without exception. Cornerstone Financial Services, Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 2, 2022

CORNERSTONE
FINANCIAL SERVICES, INC.

Established 1987
168 Yorkshire Blvd. West
Indianapolis, IN 46229
Phone 317.894.1880 Fax 317.891.1833

Steven L. Bucksot
CPA/PFS,CFP

Jan. 25,2022

EXEMPTION STATEMENT WITH REGARDS TO RULE 15c3-3

Cornerstone Financial Services, Inc. (CFS) (CRD 2062), SEC file 8-38383 is a $ 5,000 minimum net Capital non-carry, non-clearing broker/dealer and is exempt from reserve requirements with exemptions according to Rule 15c(k) (1) "limited business (mutual funds and/or variable annuities only)"

EXEMPTION STATEMENT WITH REGARDS TO RULE 15c3-3

CFS has met the exemption provision above mentioned throughout the year ending December 31, 2021.

To the best of my knowledge and belief, the above statements are true without exception.

Steven L Bucksot CPA

Financial Principal